

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, New York 10010

> **Re:** **Viggle Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 15, 2015**
> **File No. 001-35620**

Dear Mr. Sillerman:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 1

1. Please advise us, with a view toward revised disclosure, the circumstances under which you obtained the written consents from stockholders holding 51.8% of the outstanding common shares. In your response, please identify the consenting shareholders and the percentage of outstanding common stock held by each.

Action No. 1 Amendment of our 2011 Executive Incentive Plan to Increase the Aggregate Number of Shares of Common Stock Reserved and Available for Issuance Thereunder from 3,750,000 to 6,250,000, page 3

2. It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A applicable to you via Item 1 of Schedule 14C. If you have current plans to make awards under the 2011 executive incentive plan, please amend your information statement to provide the required disclosure. If you are unable to provide this disclosure

because the benefits or amounts are discretionary or cannot be determined at this time, please include a statement to this effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel